TAKE ME TO TARZANA, LLC

Reviewed Financial Statements For The Period of Inception to March 31, 2019

April 11, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Take Me To Tarzana, LLC
Los Angeles, CA

We have reviewed the accompanying financial statements of Take Me To Tarzana, LLC (a limited liability company), which comprise the balance sheet as of March 31, 2019, and the related statements of income and retained earnings and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 11, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TAKE ME TO TARZANA, LLC
BALANCE SHEET
MARCH 31, 2019
_____

ASSETS

	2019
CURRENT ASSETS	
Cash	$ 37,000
TOTAL CURRENT ASSETS	37,000
TOTAL ASSETS	37,000

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY	
Contributed Capital	37,000
TOTAL MEMBERS' EQUITY	37,000
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 37,000

TAKE ME TO TARZANA, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2019
_____

	2019
Operating Expense	
General & Adminstrative	$ -
Legal & Professional	-
Selling & Marketing	-
	-
Net Income	$ -

TAKE ME TO TARZANA, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2019

	2019
Cash Flows From Financing Activities	
Change in Contributed Capital	37,000
Net Cash Flows From Investing Activities	37,000
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	37,000
Cash at End of Period	$ 37,000

TAKE ME TO TARZANA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH MARCH 31, 2019

	2019
Beginning Balance	-
Capital Contributions	37,000
Net Income	-
Ending Balance	37,000

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Take me to Tarzana, LLC. ("the Company") is a limited-liability corporation organized under the laws of the State of California. The Company's objective is to create, develop and produce feature films that appeal to audiences of all ages.

The Company was founded on February 8, 2019 and the above unaudited financials begin at that inception date. The Company is headquartered in Los Angeles.

The Company will conduct an equity crowdfund offering during the second quarter of 2019 for the purpose of raising capital. The Company's ability to continue as a going concern or to achieve management's objects may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of a new product including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's production will be successfully commercialized. Developing and commercializing a product requires significant capital. Based on the current operating plan, the cash on hand at February 28, 2019, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's initial tax filling will be due in early 2019.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's initial tax filings in the State of California will be due in early 2019.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 11, 2019, the date that the financial statements were available to be issued.